84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea Tel: 822 2073 2844 Fax: 822 2073 2848

September 30, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services

Re:	KB Financial Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2015 filed on April 28, 2016
Form 6-K filed on August 16, 2016
File No. 000-53445

Dear Ms. Sullivan:

Reference is made to your letter dated September 19, 2016 (the “Comment Letter”) addressed to KB Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015, which was filed with the Commission on April 28, 2016 (the “Annual Report”), and the Company’s interim consolidated financial statements as of June 30, 2016 and December 30, 2015 and for the three- and six-months periods ended June 30, 2016 and 2015, attached as Exhibit 99.1 to the Form 6-K furnished to the Commission on August 16, 2016.

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects, page 111

Allowances for Loan Losses, page 122

Credit Card Balances, page 123

1.	You state that allowances for loan losses for credit card balances as a percentage of both total credit card balances and impaired credit card balances decreased during 2015, primarily as a result of an improvement in the asset quality of your existing impaired credit card balances. However, we note on page F-37 that impaired credit card loans increased from 2014 to 2015 by 40%, and that impaired credit card balances as a percentage of total credit card balances increased from 1.7% at December 31, 2014 to 2.3% at December 31, 2015, which suggests that the asset quality of such loans may have declined. Please explain how you determined that the asset quality of these impaired credit card loans has improved. For example, explain whether you have obtained collateral for any of the impaired receivables, or the type of evidence you evaluated which showed higher recovery levels on these impaired receivables.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 2

The Company stated in the Annual Report that the asset quality of its existing impaired credit card balances improved during 2015 despite an increase in impaired credit card balances as a percentage of total credit card balances as of December 31, 2015 compared to December 31, 2014 for the following reasons:

(i)	in 2015, the Company newly classified ~~W~~105 billion of “pre-workout credit card receivables” (defined below) as impaired loans, the asset quality of which is relatively higher than that of other impaired credit card balances; and

(ii)	the overall aging of impaired credit card balances had improved slightly in 2015.

With respect to (i) above, the Company notes that in 2015, it strengthened its impairment standards for credit card balances by newly classifying credit card receivables of retail borrowers who became subject to a pre-workout program (the “pre-workout credit card receivables”) as impaired loans. The pre-workout program was established to promote the Korean government’s policy of providing support to retail borrowers with outstanding short-term debt defaults through maturity extensions and/or interest reductions. For further details, see “Item 3.D. Risk Factors — Risks relating to our retail credit portfolio — Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio” of the Annual Report.

As of December 31, 2015, the Company had newly classified approximately ~~W~~105 billion of pre-workout credit card receivables as impaired loans, which was the main reason for the increase in impaired credit card balances, as well as the increase in impaired credit card balances as a percentage of total credit card balances, as of December 31, 2015 compared to December 31, 2014.

The asset quality of pre-workout credit card receivables is relatively higher than that of other ordinary impaired credit card balances, which are generally overdue by 90 days or more, as the pre-workout program is offered primarily to retail borrowers who are in arrears on their debt payments for more than 30 days but less than 90 days, and have voluntarily applied and have been approved to participate in the program.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 3

Since the increase in impaired credit card balances as of December 31, 2015, compared to December 31, 2014, was attributable mainly to the classification of pre-workout credit card receivables as impaired loans, which have a higher asset quality than other impaired credit card balances, the overall asset quality of the Company’s existing impaired credit card balances improved in 2015.

In addition, with respect to (ii) above, the overall aging of other impaired credit card balances (excluding the ~~W~~105 billion of pre-workout credit card receivables) improved slightly in 2015 as the amount of such balances overdue by less than 90 days as a percentage of all such other impaired credit card balances increased as of December 31, 2015 compared to December 31, 2014, which also contributed to the improvement in the overall asset quality of impaired credit card balances in 2015.

Results by Principal Business Segment, page 129

Operational Risk Management, page 197

2.	We note per your disclosure on page 129 that your “other banking operations” segment represents your most profitable segment during each period presented, but from an operating revenue perspective, it represents the third largest segment behind the retail banking operations and corporate banking operations. Per review of the discussion regarding each segment’s operations, it appears that a significant driver of the profitability between the three banking segments is the due to the level of “expenses related to intersegment borrowings” paid by the retail and corporate banking segments to the other banking operations segment. Please respond to the following:

As a preliminary matter, the Company respectfully notes that the main reasons for the profitability of the other banking operations segment are its relatively low provision for credit losses and general and administrative expenses as a percentage of total income compared to other business segments. The other banking operations do not take deposits from or lend to customers and do not incur high general and administrative expenses compared to the level of income generated. See Note 5.1 on page F-60 of the notes to the Company’s consolidated financial statements in the Annual Report.

•	Tell us, and expand your future filings to disclose, the drivers of the changes in the level of intersegment borrowings between these segments.

The changes in the level of intersegment borrowings among the three banking segments of the Company are driven by changes in the level of amounts used in investing activities and procured from financing activities by the Company’s retail banking operations and corporate banking operations, from period to period.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 4

The Company’s other banking operations, which include treasury activities, provide funding to the Company’s retail banking and corporate banking operations and receive funds procured through the financing activities of such segments, such as deposit-taking activities. When the Company’s retail banking operations or corporate banking operations engage in an investing activity, such as lending, the same amount is recognized as an intersegment borrowing from the other banking operations. When the Company’s retail banking operations or corporate banking operations engage in a financing activity, such as deposit-taking, the same amount is recognized as an intersegment lending to the other banking operations (or as a reduction in intersegment borrowings from the other banking operations). Generally, for the Company’s retail banking operations, the amounts procured from financing activities are greater than the amounts used in investing activities, whereas for the Company’s corporate banking operations, the amounts used in investing activities are greater than the amounts procured from financing activities. The cost of borrowing from the other banking operations is calculated by multiplying the average balance of the amounts used in investing activities by the applicable internal funding rate on such intersegment borrowings, whereas the income from lending to the other banking operations is calculated by multiplying the average balance of the amounts procured from financing activities by the applicable internal funding rate on such intersegment lendings. The applicable internal funding rates on intersegment borrowings tend to be generally higher than the applicable internal funding rates on intersegment lendings primarily due to the difference in the maturity structure of interest rates on the amounts used in investing activities and the amounts procured from financing activities. For an explanation of how the Company’s internal funding rate is calculated, please refer to the Company’s response to the third bullet point listed under the Staff’s comment 3 below. The cost of borrowing from the other banking operations is offset by the income from lending to the other banking operations, and the difference is recorded as “expenses related to intersegment borrowings.”

•	Explain how this “expense related to intersegment borrowings” relates to the level of interest expense recorded in each of the segments.

Due to a general decrease in market interest rates in Korea in 2015, (i) the interest expense (financing cost) of the Company’s retail banking operations, corporate banking operations and other banking operations decreased by 25.4%, 23.5% and 11.2%, respectively, in 2015 compared to 2014, whereas (ii) the interest income (operating revenue) of the Company’s retail banking operations, corporate banking operations and other banking operations decreased by 13.0%, 12.3% and 19.4%, respectively, in 2015 compared to 2014. The net interest income of the Company’s retail banking operations increased by 1.06% in 2015 compared to 2014, whereas the net interest income of the Company’s corporate banking operations and other banking operations decreased by 5.2% and 34.6%, respectively, in 2015 compared to 2014.

The general decrease in market interest rates in Korea also led to decreases in the Company’s internal funding rates in 2015. Net other operating expenses of the Company’s retail banking operations, whose amounts procured from financing activities are greater than the amounts used in investing activities, increased by 32% in 2015 compared to 2014 as the decrease in income from intersegment lending was larger than the decrease in costs of intersegment borrowings. Net other operating expenses of the Company’s corporate banking operations, whose amounts used in investing activities are greater than the amounts procured from financing activities, decreased by 7.9% as the cost of intersegment borrowings declined. Net other operating expenses of both the retail banking operations and the corporate banking operations consist mainly of expenses related to intersegment borrowings. However, discrepancies exist between changes in expenses related to intersegment borrowings and changes in market interest rates as expenses related to intersegment borrowings are affected not only by market interest rates but also by the average balances and interest rates of deposits and other financings. In particular, the Company’s retail banking operations, which have a higher proportion of amounts procured from financing activities, such as deposit-taking activities, are significantly affected by changes in short-term market interest rates applicable to core deposits.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 5

Net other operating income of the other banking operations, on the other hand, increased by 73.5% in 2015 compared to 2014. However, only 25.9% of the increase from 2014 to 2015 was attributable to changes in expenses/income related to intersegment borrowings/lendings and the remainder was mainly attributable to changes in gain/loss from sales of available-for-sale financial assets.

•	Describe how the amount of expense related to intersegment borrowings is calculated and whether there have been changes in the methodology over the periods presented.

The amount of expenses related to intersegment borrowings is calculated by multiplying the amount of net intersegment borrowings by the applicable internal funding rates. The internal funding rates are calculated by adding the rate of legal costs (e.g. for tax and insurance) and a liquidity premium to the applicable “fund transfer price.” The fund transfer price, which is the most important factor, is calculated by adjusting the Company’s Market Opportunity Rate (the reference market interest rate) for the applicable maturity to account for internal policy factors relating to such maturity. No changes were made to the calculation method of the fund transfer price in 2015. However, the size of and interest rates applicable to intersegment borrowings are generally affected by fluctuations in market interest rates, as well as changes in the maturity structure of interest rates and the asset/liability portfolio of the Company, from period to period.

•	In future filings, revise your segment discussion to describe the underlying drivers of the increases or decreases in “expenses related to intersegment borrowings” rather than just state they increased or decreased as is currently done on pages 130-131.

The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2016, to describe the underlying drivers of increases or decreases in expenses related to intersegment borrowings, to the extent material to the results of the relevant segment.

Market Risk Management, page 190

Back-Testing, page 195

3.	We note your disclosure on page 192 that you use a single tail confidence level to measure VaR, which means that the actual amount of loss may exceed VaR, on average, once out of 100 business days. However, we note your disclosure on page 195 that you had six instances in 2015 where the actual changes in fair values, earnings, or cash flows from the market risk sensitive instruments exceeded the VaR amounts. Please respond to the following:

•	In light of the significant number of VaR exceptions (6) relative to the amount expected based on your VaR confidence level (2.5), please tell us the procedures you performed to evaluate your model and the cause of the higher than anticipated number of VaR exceptions.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 6

The Company analyzes any results that fall outside the Company’s predetermined confidence interval of 99% in back testing and reports such results promptly to the Financial Supervisory Service of Korea. Depending on the actual number of VaR exceptions, the Financial Supervisory Service of Korea may require the Company to increase the VaR multiplier, which would in turn require the Company to increase its required equity capital. In addition, the Risk Management Department of Kookmin Bank, the Company’s primary banking subsidiary, conducted analyses with respect to risk measurement models that the Company uses. Furthermore, other departments, such as the Model Validation Unit, conducted independent analyses with respect to the risk measurement models.

As a general matter, the following factors may cause the actual amount of loss to exceed the VaR amounts calculated by a market risk measurement model:

(i)	issues with the fundamental reliability of the model, including omissions of positions;

(ii)	issues with the model’s risk evaluation methodology;

(iii)	market volatility exceeding the volatility anticipated by the model; and

(iv)	intra-day transactions.

In the case of (i) and (ii) above, the Company’s model would require re-evaluation and revision. In the case of (iii) and (iv) above, however, it would be difficult to ascribe issues to the model itself. The Company believes that the six instances of VaR exceptions in 2015 were attributable to (iii) above (i.e., market fluctuations exceeding the volatility anticipated by the model).

The primary market risk to which the Company’s trading portfolio is currently exposed is the risk of an increase in market interest rates. In 2015, the possibility of an increase in interest rates by the United States caused the daily interest rate volatility of Korean government bonds to increase and exceed the interest rate volatility anticipated by the model, which resulted in a higher than anticipated number of VaR exceptions.

•	Discuss whether you have made any changes to your models in light of the increase in VaR exceptions relative to your expectations.

As discussed above, the Company believes that the VaR exceptions in 2015 were not attributable to an issue with the Company’s market risk measurement model. Consequently, the Company did not make any fundamental changes to the model itself. The Company notes, however, that it increased the VaR multiplier in 2015 upon receipt of guidance from the Financial Supervisory Service of Korea to do so. The Company further notes that its model uses a historical simulation VaR methodology, pursuant to which the increased market volatilities newly experienced in 2015 were promptly reflected in the scenarios utilized by the model to calculate VaR, which led to an increase in VaR amounts in 2015. As of August 31, 2016, the Company had recorded no instance of a VaR exception during the past 250 days due to the incorporation of such new historical market volatilities in the market risk measurement model of the Company.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 7

Notes to Consolidated Financial Statements, page F-11

Note 40 – Subsidiaries, page F-153

Changes in Subsidiaries, page F-157

4.	We note your disclosure on page F-157 discussing the several new subsidiaries that were newly consolidated during the year ended December 31, 2015, as well as the several new subsidiaries that have been excluded from consolidation during the year ended December 31, 2015. Furthermore, we note similar disclosure on page 111 (Note 39) in your June 30, 2016 Interim Financial Statements included in your Form 6-K filed August 16, 2016. Please tell us, and expand you future filings disclosure to discuss, the basis for either including or excluding these subsidiaries from your consolidated financial statements. For example, it may be helpful to segregate the newly consolidated or deconsolidated subsidiaries based on whether additional ownership interests were acquired or sold, whether newly formed during the period, or whether additional rights and powers were obtained or lost with respect to these subsidiaries.

In accordance with IFRS 10, Consolidated Financial Statements, the Company includes in its scope of consolidation those entities that meet all of the following conditions:

(i)	Power over the investee: the Company has existing rights that give it the current ability to direct relevant activities of the investee;

(ii)	Exposure to variable returns: the Company has exposure or rights to variable returns from its investment in the investee; and

(iii)	Link between power and returns: the Company has the ability to use its power over the investee to affect the amount of the Company’s returns.

See “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results — Overview — Changes in Accounting Policies” of the Annual Report.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 8

During the year ended December 31, 2015, the Company newly consolidated the following nine entities:

Name of Entity	Basis for Consolidation

Wise Mobile 13th – 18th Securitization (6 entities) and GoldenEgg Investment Co., Ltd.	Power over the relevant activities of the investee in the event of the investee’s default on debt obligations, and exposure to significant variable returns through provision of lines of credit or purchase commitments to the investee or underwriting of subordinated bonds of the investee

KB Senior Loan Private Fund	Power over the investee through management of the fund, and exposure to variable returns through significant equity ownership in the investee

KB Intellectual Property Fund	Power over the investee through management of the investee as a general partner, and exposure to variable returns through significant equity ownership in the investee

During the year ended December 31, 2015, the Company deconsolidated the following 38 entities:

Name of Entity	Basis for Deconsolidation

KB Mortgage Loan No. 1 Limited and KB Kookmin Card First Securitization Co., Ltd.	Liquidation

KB Covered Bond First International Limited, Heungkuk Multi Private Securities H-19 and 32 others	Redemption

KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.	Loss of rights to variable returns due to release of obligations under subordinated bonds of the investee

K-star KTB ETF (Bond)	Decrease in equity ownership in the investee

Stephanie L. Sullivan

Securities and Exchange Commission, p. 9

During the six-month period ended June 30, 2016, the Company newly consolidated the following 12 entities:

Name of Entity	Basis for Consolidation

KB High-tech Company Investment Fund and KB Star Fund_KB Value Focus Korea Equity	Majority equity ownership of the investee

KL 1st Inc., KH 2nd Inc., Silver Investment 2nd Co., Ltd., KL International 1st Inc., KL 3rd Inc., KBM 1st Inc. and KY 1st Inc.	Power over the relevant activities of the investee in the event of the investee’s default on debt obligations, and exposure to significant variable returns through provision of lines of credit or purchase commitments to the investee or underwriting of subordinated bonds of the investee

KB-Solidus Global Healthcare Fund	Power over the investee through management of the investee as a general partner, and exposure to variable returns through significant equity ownership in the investee

KB Vintage 16 Private Securities Investment Trust 1st and KB Evergreen bond fund No. 98 (Hedge Fund)	Power over the investee through management of the fund, and exposure to variable returns through significant equity ownership in the investee

During the six-month period ended June 30, 2016, the Company deconsolidated the following five entities:

Name of Entity	Basis for Deconsolidation

Ashley Investment First Co., Ltd.	Loss of rights to variable returns due to release of obligations under debt obligations of the investee

Wise Mobile First Securitization Specialty and Wise Mobile Second Securitization Specialty	Liquidation

Midus Absolute Return PF Bond 2(Hedge Fund) and one other	Redemption

Stephanie L. Sullivan

Securities and Exchange Commission, p. 10

In response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2016, to include the basis for consolidation or deconsolidation of subsidiaries from the Company’s financial statements in Note 40 (Subsidiaries) of the notes to the Company’s consolidated financial statements substantially in the form presented above.

Form 6-K filed on August 16, 2016

Exhibit 99.1

Note 12 – Investment in Associates, page 63

5.	We note that the carrying value of your investment in KB Insurance, Co. Ltd. was ~~W~~1,212,713 million as of June 30, 2016, and the related fair value of this investment reflecting the published market price as of June 30, 2016 was ~~W~~559,237 million based on your disclosure in footnote 1 on page 66. We also note that the respective carrying value and fair value reflecting the published market price as of December 31, 2015 was ~~W~~1,077,014 and ~~W~~583,205, respectively. Lastly, we note your disclosure on page 9 that the financial statements of KB Insurance Co. Ltd. were restated for the six month period ended June 30, 2015. In light of these factors, please tell us whether you have assessed your investment in KB Insurance, Co. Ltd. for impairment based on the guidance in paragraphs 40-43 of IAS 28 and the results of your analysis. To the extent you have not, please provide your analysis supporting your conclusion.

As a preliminary matter, the Company notes the following market conditions and background to the Company’s investment in KB Insurance Co., Ltd. (“KB Insurance”):

•	Due to the characteristics of a financial institution and its operations, the market price of its shares tends to be lower than its net asset value. The price-to-book ratio (“PBR”) of the financial institutions listed on the KRX KOSPI Market during the past three years ranged from 0.43x to 0.53x, which is not very different from the PBR of those listed on the New York Stock Exchange or other exchanges. As of June 30, 2016, the PBR of KB Insurance was 0.68x and the PBR of the Company was 0.43x.

•	In the competitive bidding for the acquisition of an equity stake in KB Insurance, the Company submitted a purchase price based on a fair value assessment of KB Insurance conducted by an external party and was selected as the preferred bidder. During the final due diligence process, the Company discovered events that led to restatement of prior year financial statements of KB Insurance, which was taken into consideration when determining the final purchase price. The Company believes that the final purchase price was approximately equivalent to the fair value of the KB Insurance since the purchase price was an arm’s length transaction price agreed through negotiation with an independent third party. However, due to the characteristics of a financial institution, which tends to have a low PBR, a discrepancy exists between the final purchase price and the fair value reflecting the published market price of KB Insurance. Such discrepancy may be regarded as the premium the Company paid for synergies to be achieved by obtaining significant influence over KB Insurance.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 11

In accordance with paragraph 40 of IAS 28, Investments in Associate and Joint Ventures, and paragraphs 58 to 61 of IAS 39, Financial Instruments: Recognition and Measurement, the Company has conducted an assessment of its investment in KB Insurance for an indication of impairment, and found no such indication of impairment. The details of the results of such assessment are as follows:

•	The Company examined the financial and operating status of KB Insurance and did not find any indication of impairment, such as significant financial difficulty of KB Insurance or instances of breach of contract, including a default or delay in principal or interest payments.

•	In accordance with paragraph 14 of IFRS 13, Fair Value Measurement, the Company determined that the appropriate unit of account for the measurement of the fair value of KB Insurance as an associate is not the individual shares of KB Insurance but the Company’s investment in KB Insurance as a whole. Therefore, in assessing the Company’s investment in KB Insurance for an indication of impairment, the Company used the fair value of the Company’s shareholding in KB Insurance as a whole over which the Company exerts significant influence and not the quoted price per share of KB Insurance on the stock market. The Company did not discover any information that would indicate a significant change in the fair value of the Company’s shareholding in KB Insurance, including the premium paid by the Company for synergies to be achieved by obtaining significant influence over KB Insurance.

•	The Company did not discover significant changes in the major operating ratios of KB Insurance for the first half of 2016 when compared against such ratios at the time of its acquisition of shares of KB Insurance. The historical operating results of KB Insurance following the Company’s investment in KB Insurance are as follows:

	Six months ended June 30, 2015		Nine months ended September 30, 2015		Year ended December 31, 2015		Three months ended March 31, 2016		Six months ended June 30, 2016
	(in millions of Won, except percentages)
Operating income	~~W~~	128,682	~~W~~	155,169	~~W~~	242,390	~~W~~	97,157	~~W~~	238,736
Net assets	~~W~~	1,882,477	~~W~~	1,944,880	~~W~~	2,111,240	~~W~~	2,287,693	~~W~~	2,477,418
Earned-Incurred Loss ratio(1)		86.58%		87.66%		86.59%		84.24%		84.06%

(1)	Represents the total losses incurred in claims divided by the total premiums earned. Loss ratio is a key performance indicator for insurance companies.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 12

The Company plans to continue to monitor closely its fair value estimation of its shareholding in KB Insurance for indications of adverse changes, and to implement further detailed assessments for impairment as needed.

6.	We note per the 6-K filed on May 31, 2016, that you obtained a 22.56% ownership in Hyundai Securities Co., Ltd. (Hyundai) for a purchase price of ~~W~~1,237,509 million. We also note per the 6-K filed on June 28, 2016 that you increased your ownership interest in Hyundai from 22.56% to 29.62% following the acquisition of treasury shares on June 24, 2016 at a purchase price of ~~W~~107,149 million. Please respond to the following:

•	In footnote 2 to the table on page 68, you disclose that the unrealized gain on Hyundai amounted to ~~W~~442,595 million due to the goodwill recognized upon initial acquisition. However, in footnote 1 to the table on page 71, you state that the gain on the valuation of the Hyundai investment amounted to ~~W~~104,931 million due to gains on the bargain purchase from the additional acquisition. Please explain the factors driving the recognition of goodwill and/or a bargain purchase gain for the Hyundai acquisition. To the extent that one transaction resulted in the recognition of goodwill and the other resulted in the recognition of a bargain purchase gain, please explain why.

As noted in the response to the Staff’s comment 5 above, the PBR of financial institutions in Korea tends to be low, including the PBR of Hyundai Securities Co., Ltd. (“Hyundai Securities”), which was below 0.5x over the past year.

The Company participated in a competitive bidding process and acquired an initial equity stake in Hyundai Securities in May 2016 (the “Initial Acquisition”) pursuant to a share purchase agreement entered into with the largest shareholder of Hyundai Securities to purchase 53,380,410 shares of Hyundai Securities for ~~W~~1,241,894 million (~~W~~23,265 per share). At the time of the Initial Acquisition, the purchase price paid by the Company for shares of Hyundai Securities was higher than the fair value of the Company’s proportionate share of the net assets of Hyundai Securities, and goodwill of ~~W~~442,595 million was recognized. Such difference between the purchase price and the fair value of net assets can be attributed to the premium the Company paid for synergies to be achieved by obtaining significant influence over Hyundai Securities and adding a large securities brokerage firm as an affiliated company of the Company.

In June 2016, the Company acquired additional shares (treasury shares) of Hyundai Securities (the “Additional Acquisition”) at the published market price of ~~W~~6,410 per share, and recognized gains on bargain purchase of ~~W~~104,931 million, which were mainly attributable to the low PBR of Hyundai Securities.

The Company did not offset the goodwill that was recognized with respect to the Initial Acquisition with the gains on bargain purchase that were recognized with respect to the Additional Acquisition because (i) the two acquisitions were separate and independent transactions and (ii) the Additional Acquisition constituted an increase in the stake in an existing associate, over which the Company continued to maintain significant influence. Therefore, in accordance with paragraph 32 of IAS 28, Investments in Associate and Joint Ventures, the Company did not adjust the carrying value of the previously held interest in Hyundai Securities upon its acquisition of an additional stake in Hyundai Securities, and each acquisition was accounted for separately under the equity method of accounting.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 13

Although the Company’s acquisition of shares of Hyundai Securities was executed in two stages, both transactions were deemed to have taken place on June 30, 2016. Such judgment is based on paragraph BC110 of IFRS 3, Business Combinations, and no events had occurred during the period from the dates of actual acquisition and the “convenience” date of deemed acquisition that would cause the amounts recognized by the Company to change materially.

Since the use of the same deemed acquisition date for the two transactions could lead a reader to erroneously believe that both goodwill and gains on bargain purchase were recognized with respect to a single transaction, the Company will include the following footnote in future filings to clearly indicate that the Initial Acquisition and the Additional Acquisition were two separate transactions that use an identical date of deemed acquisition.

“* The initial acquisition of shares of Hyundai Securities occurred on May 31, 2016 and the additional (second) acquisition of shares of Hyundai Securities occurred on June 24, 2016. However, both transactions have been recorded using a date of deemed acquisition of June 30, 2016.”

•	Tell us whether the ~~W~~442,595 million gain or the ~~W~~104,931 million gain was recognized in the income statement, and if so, which line item.

Goodwill in the amount of ~~W~~442,595 million resulted from purchase price allocation and is not recognized in the income statement as a separate line item. Such amount is included in the carrying amount of the Company’s investment in Hyundai Securities in accordance with IAS 28, Investment in Associates and Joint Ventures.

Gains on bargain purchase in the amount of ~~W~~104,931 million were recognized in the income statement and the line item in which such amount was included is “share of profit (loss) of associates.”

•	We note that the respective carrying value and fair value reflecting the published market price of your ownership interest as of June 30, 2016 was ~~W~~1,454,081 and ~~W~~438,803, respectively, per your disclosure on page 66. Please tell us the factors leading to such a disparity between the carrying value and fair value of your ownership interest given that you just acquired your interests in May and June 2016. As part of your response, please tell us how you concluded that your investment was not impaired.

The Company notes that the disparity between the carrying value and fair value of its ownership interest in Hyundai Securities is attributable to the premium the Company paid in the Initial Acquisition for synergies to be achieved by obtaining significant influence over Hyundai Securities. The growth potential of Hyundai Securities, which is one of the five largest securities companies in Korea, as well as the synergies that the Company expects to achieve through such investment, were taken into account when determining the purchase price of the shares of Hyundai Securities acquired by the Company. The Company expects to achieve synergies through (i) the use of the networks of Hyundai Securities and the Company to cross-sell financial products and promote joint sales activities by affiliated companies, (ii) a reduction of costs through restructuring and by achieving economies of scale in the future, (iii) an improvement in the credit ratings of Hyundai Securities and (iv) strengthened sales capacity from increased brand power.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 14

In accordance with paragraph 14 of IFRS 13, Fair Value Measurement, the Company determined that the appropriate unit of account for the measurement of the fair value of Hyundai Securities as an associate is not the individual shares of Hyundai Securities but the Company’s investment in Hyundai Securities as a whole. Therefore, in assessing the Company’s investment in Hyundai Securities for an indication of impairment, the Company used the fair value of the Company’s shareholding in Hyundai Securities, over which the Company exerts significant influence, as a whole and not the quoted price per share of Hyundai Securities on the stock market.

Following its acquisition of shares of Hyundai Securities, the Company did not detect any significant changes in the factors that could have an influence on the fair value of its shareholding in Hyundai Securities. Therefore, the Company determined that a significant indication of impairment did not exist.

Note 17 – Other Assets, page 76

7.	We note your rollforward of the allowance for loan losses on other financial assets for the six month period ended June 30, 2016 shows a substantial increase in write-offs of other receivables relative to the level at June 30, 2015, and the year ended December 31, 2015 (which is shown on page F-117 of your Form 10-K). We also note nominal increases to the provision relative to the level of the amounts written off, resulting in a 76% decrease in the allowance for loan losses for other financial assets since December 31, 2015. Please respond to the following:

•	Tell us the factors driving the significant increase in write-offs during the six months ended June 30, 2016.

As a preliminary matter, the Company notes that it writes off other receivables when the receivables are determined to be no longer recoverable or are expected to be unrecoverable in the long term.

During the six-month period ended June 30, 2016, the Company wrote off other receivables in the amount of ~~W~~269,739 million, of which ~~W~~266,594 million was attributable to derivatives transactions with a single counterparty (the “derivatives receivables”). In November 2012, Kookmin Bank, the main banking subsidiary of the Company, filed a lawsuit against the other creditor financial institutions of the counterparty of the derivatives receivables relating to collection of such receivables, and such creditor financial institutions filed a counter lawsuit against Kookmin Bank. In August 2014, the Seoul Central District Court ruled partially in favor of Kookmin Bank in its lawsuit against the creditor financial institutions and ruled against Kookmin Bank in the counter lawsuit brought against Kookmin Bank. Both cases were appealed to the Seoul High Court, which dismissed the appeals in the first half of 2016, and both cases were subsequently appealed to the Supreme Court, where they are currently pending. As the ultimate outcome of such proceedings cannot be ascertained and the derivatives receivables related to the proceedings are expected to be unrecoverable in the long term, the Company wrote off the derivatives receivables. Other residual receivables were similarly written off by the Company as they were also determined to be unrecoverable pursuant to the above criteria relating to determination of collectability.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 15

•	Tell us how you concluded that additional provision was not required for these other financial assets at June 30, 2016 given the level of write-offs during the period.

The Company assesses whether objective evidence of impairment exists for other financial assets at the end of each reporting period. If there is objective evidence of impairment, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

Taking into consideration the settlement period and the counterparties, the Company believes that the possibility of impairment of its other financial assets is low, as other financial assets mainly comprise other receivables (relating to the trading of financial assets and unsettled foreign currency exchange spot transactions), accrued interest and fee income and receivables from inter-bank fund transfers.

Allowances for receivables are established based on an individual assessment of the collectible amounts from each specific receivable. Accordingly, the write-off of the derivatives receivables during the six-month period ended June 30, 2016 has no direct impact on the assessment of collectability of other receivables and the allowances therefor.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 16

•	Quantify the receivable balance for which this allowance for loan losses relates. For example, tell us whether this allowance for loan losses is for the “other receivables” balance shown on page 76, which shows an 84% increase in the balance since year end. If so, describe the drivers for the increase in this balance since year end and tell us the financial terms for repayment for this category of receivables.

The Company’s balances of other receivables and related allowances for loan losses as of December 31, 2015 and June 30, 2016 are as follows:

	December 31, 2015				June 30, 2016
	Balance		Allowance for Loan Losses		Balance		Allowance for Loan Losses
	(in millions of Won)
Receivables relating to unsettled foreign currency exchange spots	~~W~~	2,842,205	~~W~~	—	~~W~~	5,235,993	~~W~~	—
Receivables relating to derivatives		275,541		267,670		60,855		32,629
Receivables relating to securities		48,202		—		845,094		—
Receivables relating to brokerage		129,776		118		141,996		106
Other receivables		356,757		24,300		433,055		23,207

Total	~~W~~	3,652,481	~~W~~	292,088	~~W~~	6,716,993	~~W~~	55,942

The increase in the balance of other receivables as of June 30, 2016, compared to December 31, 2015, was due primarily to increases in the balances of receivables relating to unsettled foreign currency exchange spot transactions and receivables relating to securities.

With respect to the receivables relating to unsettled foreign currency exchange spot transactions, this represents a short-term account characterized by large fluctuations and low credit risk, in which amounts are recorded temporarily between the trade date and the settlement date (generally T+2), and almost the same amount as the receivables is typically recorded as payables relating to unsettled foreign currency exchange spot transactions. Consequently, the Company recognized no allowance for loan losses with respect to the receivables relating to unsettled foreign currency exchange spot transactions.

Similarly, the receivables relating to securities represents a short-term account characterized by large fluctuations and low credit risk, in which amounts are recorded temporarily between the trade date and the settlement date (generally T+2). Consequently, the Company recognized no allowance for loan losses with respect to the receivables relating to securities.

*     *     *     *     *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephanie L. Sullivan

Securities and Exchange Commission, p. 17

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to Peter Kwon of the Company’s Investor Relations Department at (822) 2073-2841 (fax: (822) 2073-2848; e-mail: peter.kwon@kbfg.com), or Yong G. Lee of Cleary Gottlieb Steen & Hamilton LLP, the Company’s outside counsel, at (822) 6353-8010 (fax: (822) 6353-8099; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Jungsoo Huh
Jungsoo Huh
Senior Managing Director and Chief Financial Officer

cc:	Yolanda Trotter
Division of Corporation Finance

Yong G. Lee
Cleary Gottlieb Steen & Hamilton LLP